SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1st Half 2009 Results

Curitiba, Brazil, August 12, 2009 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits, distributes and trades power to the State of Paraná, announces its results for the first half of 2009. All the figures in this report are in Brazilian Reais and were prepared in accordance with Brazilian GAAP.

This report presents cumulative data through June 2009 compared with the same period in the previous year.

• COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição and COPEL Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, controlled jointly with other shareholders.

• Net Operating Revenue: R$ 2,713 million.

• Operating Income: R$ 861 million.

• Net Income: R$ 562 million (R$ 2.05 per share).

• EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 942 million.

• Return on Net Equity: 7.0% in the semester

• Total power consumption billed by COPEL to captive customers in 1H09 increased by 2.5% over 1H08.

• COPEL’s ratings, according to Fitch, are AA (bra) for the corporate rating, AA+(bra) for the third debenture issue and AA(bra) for the fourth debenture issue.

• The Company’s shares and main indexes presented the following variations from January through June 2009:

Ticker	Variation	Price		Variation	Index
CPLE3 (common/ Bovespa)	18.2	26.00	LATIBEX	48.8	2,624
CPLE6 (preferred B/ Bovespa)	13.8	27.30	Ibovespa	37.1	51,465
ELP (ADR/ Nyse)	34.1	14.13	Dow Jones	(3.8)	8,447
XCOP (preferred B/ Latibex)	32.1	9.91

Companhia Paranaense de Energia – Copel
1H09 Earnings Release

INDEX

1. Financial Performance	3
1.1 Operating Revenues	3
1.2 Deductions from Operating Revenues	4
1.3 Operating Costs and Expenses	5
1.4 EBITDA	6
1.5 Financial Result	6
1.6 Equity in Results of Investees	6
1.7 Net Income	6
2. Balance Sheet and Investment Program	7
2.1 Assets	7
2.2 Liabilities and Shareholders’ Equity	7
2.3 Investment Program	9
3. Financial Statements - Consolidated	10
3.1 Assets	10
3.2 Liabilities	11
3.3 Income Statement	12
3.4 Cash Flow	13
4. Financial Statements – Wholly-owned Subsidiaries	14
4.1 Assets	14
4.2 Liabilities	15
4.3 Income Statement	16
5. Energy Sales	16
5.1 Energy Flow	18
6. Additional Information	20
6.1 Tariffs	20
6.2 Main Operational and Financial Indicators	21
6.3 1H09 Results Conference Call	22

1. Financial Performance

     The financial statements reflect, in all the material aspects, the changes proposed by Law 11.638/07 and Provisional Measure 449/08. Therefore, the financial statements for the period ended June 30, 2008 were reclassified to include the changes in accounting practices with retrospective effect.

1.1 Operating Revenues

In the first half of 2009, net operating revenue was R$ 2,713.5 million, 1.7% higher than the R$ 2,668.5 million in the same period of 2008.

The main factors were:

i. the 4.9% increase in the account “electricity sales to final customers” (which reflects only the sale of energy, excluding distribution grid tariff – TUSD), mainly due to the market growth;

ii. the 4.7% increase in the account “electricity sales to distributors”, due to: i) the billing, from January 2009, of the new energy sale agreements in the 4th energy auction (average of 245 MW from 2009 through 2016) and (ii) the higher revenue from short-term electricity billing (CCEE), which was partially offset by lower energy sales through bilateral agreements (termination of agreements with Celesc).

iii. the 4.0% increase in “use of transmission grid”, which is composed of the distribution grid tariff (TUSD), the basic transmission network and the network connection revenue, chiefly due to the increase in transmission grid charges;

iv. the 33.8% upturn in “telecom revenues” thanks to new clients and the higher volume of services provided to existing clients;

v. the 0.8% decrease in “piped gas distribution” (supplied by Compagas), chiefly due to the economic global crisis; and

vi. the 43.0% increase in “other operating revenues”, mainly due to higher revenue from rent and from UEG Araucária’s provision of operation and maintenance (O&M) services. Araucária plant output was dispatched through the ONS between May 10 and July 8.

R$'000

Gross Income Statement	2Q09	1Q09	2Q08	Var.%	1H09	1H08	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Operating revenues	2,139,871	2,077,541	2,020,800	5.9	4,217,412	4,010,379	5.2
Electricity sales to final customers	773,252	752,679	735,592	5.1	1,525,931	1,454,261	4.9
Residential	247,627	253,861	230,581	7.4	501,488	462,780	8.4
Industrial	268,747	241,112	269,939	(0.4)	509,859	519,236	(1.8)
Commercial	165,464	166,953	151,044	9.5	332,417	304,187	9.3
Rural	32,282	35,438	29,448	9.6	67,720	62,191	8.9
Other segments	59,132	55,315	54,580	8.3	114,447	105,867	8.1
Electricity sales to distributors	319,141	334,583	307,659	3.7	653,724	624,275	4.7
CCEAR (Auction)	263,123	267,129	191,973	37.1	530,252	387,631	36.8
Bilateral contracts	34,341	34,064	97,000	(64.6)	68,405	207,000	(67.0)
Electricit Energy Trading Chamber - CCEE	8,827	21,273	8,392	5.2	30,100	5,037	497.6
Contracts with small utilities	12,850	12,117	10,294	24.8	24,967	24,607	1.5
Use of transmission grid	900,842	869,601	852,540	5.7	1,770,443	1,702,777	4.0
Residential	283,236	277,751	254,686	11.2	560,987	518,291	8.2
Industrial	290,906	266,642	303,392	(4.1)	557,548	586,154	(4.9)
Commercial	183,850	185,251	164,395	11.8	369,101	335,955	9.9
Rural	36,082	39,646	32,942	9.5	75,728	70,103	8.0
Other segments	65,114	60,801	60,285	8.0	125,915	118,489	6.3
Basic Network and connection grid	41,654	39,510	36,840	13.1	81,164	73,785	10.0
Telecom revenues	25,596	23,615	19,183	33.4	49,211	36,777	33.8
Piped gas distribution	66,665	62,293	70,471	(5.4)	128,958	129,962	(0.8)
Other operating revenues	54,375	34,770	35,355	53.8	89,145	62,327	43.0
Leases and rents	39,150	24,306	27,462	42.6	63,456	46,658	36.0
Revenues from services	12,629	7,737	5,267	139.8	20,366	10,812	88.4
Charged services	2,469	2,253	2,393	3.2	4,722	4,395	7.4
Other revenues	127	474	233	(45.5)	601	462	30.1

1.2 Deductions from Operating Revenues

The following table shows the legal deductions from COPEL’s operating revenues:

R$'000

Deductions from Operating	2Q09	1Q09	2Q08	Var. %	1H09	1H08	Var. %
Revenues	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
VAT (ICMS)	443,816	403,749	395,463	12.2	847,565	782,423	8.3
Cofins	166,505	160,809	156,389	6.5	327,314	311,774	5.0
Pis/Pasep	36,148	34,911	33,941	6.5	71,059	67,686	5.0
ISSQN	494	409	440	12.3	903	861	4.9
CDE	42,741	47,864	52,240	(18.2)	90,605	99,584	(9.0)
CCC	59,086	40,800	690	-	99,886	24,805	302.7
RGR	20,534	18,834	14,584	40.8	39,368	28,609	37.6
R&D and EEP	13,599	13,480	13,016	4.5	27,079	25,981	4.2
Other	87	56	67	29.9	143	128	11.7
TOTAL	783,010	720,912	666,830	17.4	1,503,922	1,341,851	12.1

1.3 Operating Costs and Expenses

In the first half of 2009, total operating costs and expenses reached R$ 1,967.8 million, 6.8% higher than the R$ 1,842.1 million in 1H08. The highlights were:

(i) decrease of 1.3% in ‘electricity purchased for resale’, chiefly due to the lower cost of acquisition of energy from Itaipu, the effects of CVA on energy and the increase in Pasep/Cofins credits. This decline was partially offset by the higher cost of energy acquired at auctions and through the CCEE;

							R$'000
Electricity purchased for	2Q09	1Q09	2Q08	Var. %	1H09	1H08	Var. %
resale	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
Itaipu	76,132	121,795	114,713	(33.6)	197,927	237,103	(16.5)
CCEAR (Auction)	288,263	265,747	237,483	21.4	554,010	481,657	15.0
CCEE	14,414	57,807	(20,904)	-	72,221	60,938	18.5
Itiquira	28,930	27,832	26,884	7.6	56,762	52,817	7.5
Dona Francisca	15,054	14,895	13,407	12.3	29,949	26,820	11.7
Proinfa	19,558	6,845	16,784	16.5	26,403	28,541	(7.5)
CVA	(56,393)	(16,192)	(16,965)	232.4	(72,585)	(30,658)	136.8
(-) Pis/Pasep and Cofins	(51,116)	(49,389)	(40,698)	25.6	(100,505)	(83,015)	21.1
TOTAL	334,842	429,340	330,704	1.3	764,182	774,203	(1.3)

(ii) the 45.7% increase in ‘charges for the use of transmission grid’, chiefly due to: (i) the R$ 53.6 million effect of the CVA amortization; (ii) the booking of R$ 37.8 million related to the new tariff cycle, and (iii) the R$ 29.7 million increase in transmission grid and Itaipu energy transport prices. This increase was partially offset by the R$ 40.0 million decline in the ESS quota;

(iii) in 1H09, ‘personnel and management’ expenses totaled R$ 352.3 million, 26.2% higher than in the previous year, chiefly due to the pay raise of 7.5% implemented as of October 2008 and the provision for employee profit-sharing, which is now being made monthly and stood at R$ 33.0 million for the period between January and June 2009. The hiring of 330 new employees and the constitution of provisions for severance pay related to the Voluntary Redundancy Program (R$ 15 million) contributed to this line;

(iv) the ‘pension and healthcare plans’ line reflects the booking of 6/12 of the amounts receivable determined in the actuarial annual report for 2009, calculated pursuant to CVM Resolution 371/2000. For 2009, we estimated a revenue of R$ 122.7 million for the pension plan and an expense of R$ 26.8 million for the assistance plan. The ‘pension plan’ line also reflects the pass-through of costs with the Pró-Saúde program of active and retired employees, as well as pension plan and healthcare expenses;

(v) the 23.2% decline in the ‘material’ line, chiefly due to the increase in the acquisition of electric system materials, tools, IT material and office supplies;

(vi) the increased amounts booked under the ‘raw materials and supplies for the generation of electricity’ line refer to the purchase of coal for the Figueira thermoelectric power plant;

(vii) the ‘natural gas purchased for resale and supplies’ line increased by 7.2%, reflecting the higher cost of acquisition of natural gas due to the depreciation of the Brazilian real against the U.S. dollar. The gas is exclusively allocated to Compagas’ consumer market;

(viii) the 7.8% increase in ‘third-party services’, mainly due to higher expenses with electric power system maintenance, as well as technical, scientific and administrative consulting services; and

(ix) the 20.1% variation in ‘other operating expenses’, chiefly due to the recognition of judicial indemnities of R$ 26.2 million in May 2009, partially offset by the lower recognition of financial compensation for the use of water resources.

							R$ '000
Operating Costs and Expenses	2Q09	1Q09	2Q08	Var.%	1H09	1H08	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Electricity purchase for resale	334,842	429,340	330,704	1.3	764,182	774,203	(1.3)
Charges for the use of transmission grid	141,963	122,701	75,834	87.2	264,664	181,601	45.7
Personnel and management	185,534	166,727	147,360	25.9	352,261	279,061	26.2
Pension plan	(6,308)	(5,519)	18,880	-	(11,827)	39,285	-
Material	18,087	13,871	14,285	26.6	31,958	25,931	23.2
Raw material and supplies for gen. of electricity	7,719	5,693	3,261	136.7	13,412	8,274	62.1
Natural gas purchased for resale	31,419	37,666	32,632	(3.7)	69,085	64,423	7.2
Third-party services	76,690	66,316	70,803	8.3	143,006	132,614	7.8
Depreciation and amortization	98,046	98,633	105,049	(6.7)	196,679	209,065	(5.9)
Provisions and reversals	41,172	9,551	32,936	25.0	50,723	49,723	2.0
Other operating expenses	51,494	42,117	38,454	33.9	93,611	77,940	20.1
TOTAL	980,658	987,096	870,198	12.7	1,967,754	1,842,120	6.8

1.4 EBITDA

     Earnings before interest, taxes, depreciation and amortization (EBITDA) totaled R$ 942.4 million in the first half of 2009, 9.0% lower than the R$ 1,035.5 million in the same period last year.

1.5 Financial Result

     Financial revenues decreased 25.2% in 1H09 in relation to 1H08, totaling R$ 188.3 million, mainly due to the effect of the monetary variation on the CRC, which is adjusted by the IGP-DI rate (which recorded deflation in the period).

     Financial expenses totaled R$ 94.2 million in 1H09, 42.9% lower year-on-year, mainly due to the lower exchange and monetary gains.

1.6 Equity in Results of Investees

     Equity in results of investees reflects the equity income of the affiliates of COPEL. .

1.7 Net Income

     COPEL’s net income in 1H09 was R$ 562.1 million (or R$ 2.05 per share), 8.3% lower than in 1H08. This result reflects the slower growth in the market compared with the first six months of 2008 due to the impacts from the economic crisis on industrial customers.

2. Balance Sheet and Investment Program

2.1 Assets

     On June 30, 2009, COPEL’s assets totaled R$ 13,315.2 million, 4.6% higher than on the same date the year before.

Cash and cash equivalents

     COPEL and its subsidiaries invested most of their cash equivalents in official financial institutions, especially in fixed-rate securities backed by federal bonds, with an average return of 100% of the CDI rate. These investments are booked at their fair value and can be redeemed at any time, with no loss of returns.

CRC transferred to the State Government

     Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the Paraná State Government at R$ 1,197 in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflationary index and interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due subsequently and consecutively. The CRC balance in June was R$ 1,283.4 million.

     The State Government has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are backed by dividend proceeds.

2.2 Liabilities and Shareholders’ Equity

     COPEL’s consolidated debt at the end of June 2009 was R$ 1,667.5 million, representing a debt/equity ratio of 19.4% . Excluding Elejor’s and Compagas’ debts, the debt/ equity ratio would be 16.3% .

     The shareholders’ equity of COPEL on June 30, 2009, was R$ 8,615.2 million, 9.8% higher than in June 2008, and equivalent to R$ 31.48 per share (book value).

Debt Profile

     The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
Foreign Currency	IBD	21,005	19,554	40,559
	National Treasury	6,510	68,512	75,022
	Eletrobrás	6	27	33
	Banco do Brasil S/A	2,559	-	2,559
	Total	30,080	88,093	118,173

Domestic Currency	Eletrobrás - COPEL	36,405	281,313	317,718
	Eletrobrás - Elejor	3,489	23,785	27,274
	BNDES - Compagas	6,411	9,665	16,076
	Debentures - COPEL	20,770	600,000	620,770
	Debentures - Elejor	33,859	186,412	220,271
	Banco do Brasil S/A and other	12,283	334,908	347,191
	Total	113,217	1,436,083	1,549,300
GENERAL TOTAL		143,297	1,524,176	1,667,473

Following are the loan, financing and debenture maturities:

						R$'000
	Jul - Dec	2010	2011	2012	2013	2014 a 2024
	2009
Loans and Financing	55,600	69,930	68,084	51,389	49,881	531,548
Domestic Currency	37,106	45,793	52,760	47,305	47,261	478,034
Foreign Currency	18,494	24,137	15,324	4,084	2,620	53,514
Debentures	38,032	35,989	638,784	38,784	38,784	50,668
TOTAL	93,632	105,919	706,868	90,173	88,665	582,216

     COPEL’s net consolidated indebtedness (loans, financing, and debentures minus cash in hand) has dropped significantly over the last few years, as shown below:

Provisions for Contingencies

     The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for the cases assessed as probable losses.

The balance of provisions for contingencies, net of related judicial deposits, is as follows:

Consolidated	Jun/09	Mar/09	Jun/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Labor	112,405	101,390	91,094	10.9	23.4
Regulatory	37,004	36,893	107	0.3	-
Civil	236,900	214,410	195,111	10.5	21.4
Suppliers	53,355	52,777	51,383	1.1	3.8
Civil and administrative claims	42,915	22,851	18,331	87.8	134.1
Easements	14,262	15,359	10,005	(7.1)	42.5
Condemnations and property	121,729	118,998	111,253	2.3	9.4
Customers	4,628	4,415	4,139	4.8	11.8
Environmental claims	11	10	-	10.0	-
Tax	233,561	239,532	246,070	(2.5)	(5.1)
Cofins tax	182,224	180,628	174,824	0.9	4.2
Other tax	51,337	58,904	71,246	(12.8)	(27.9)
TOTAL	619,870	592,225	532,382	4.7	16.4

Shareholding Structure

     As of June 30, 2009, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4,460 million. The different classes of shares and main shareholders are detailed below:

					Thousand shares
Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,617	13.5	127	32.1	100,892	78.7	120,636	44.0
BOVESPA	19,475	13.4	127	32.1	65,454	51.1	85,056	31.0
NYSE	142	0.1	-	-	35,319	27.5	35,461	13.0
LATIBEX	-	-	-	-	119	0.1	119	-
Other	555	0.4	269	67.9	40	-	864	0.3
TOTAL	145,031	100.0	396	100.0	128,228	100.0	273,655	100.0

2.3 Investment Program

     COPEL’s investment program executed in the first half of 2009 and approved by the Board of Directors for 2009 is shown the following table:

		R$ million
	Carried	Scheduled
	1H09	2009

Generation and Transmission	31.5	107.5
Consórcio Energético Cruzeiro do Sul (Mauá)	59.0	180.3
Distribution	332.4	774.7
Telecommunications	16.6	51.3

TOTAL	439.5	1,113.8

     Compagas and UEG Araucária (whose balance sheets are consolidated with COPEL’s) invested R$ 14.6 million and R$ 1.4 million, respectively, in 1H09.

3. Financial Statements - Consolidated

3.1 Assets

					R$'000
ASSETS	Jun/09	Mar/09	Jun/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)

CURRENT	3,520,187	3,539,576	3,251,020	(0.5)	8.3
Cash and cash equivalents	1,531,582	1,594,217	1,587,994	(3.9)	(3.6)
Customers and distributors	1,033,503	1,044,176	1,058,072	(1.0)	(2.3)
Allowance for doubtfull accounts	(66,511)	(60,724)	(86,426)	9.5	(23.0)
Telecommunications services, net	11,870	9,712	7,806	22.2	52.1
Dividends receivable	3,560	5,247	3,529	(32.2)	0.9
Services in progress	76,015	59,626	53,155	27.5	43.0
CRC transferred to State Government	48,417	47,782	43,353	1.3	11.7
Taxes and social contributions paid in advance	245,021	231,546	188,420	5.8	30.0
Account for compensation of "Portion A"	239,074	188,303	115,208	27.0	107.5
Other regulatory assets	35,051	27,570	40,851	27.1	(14.2)
Bonds and Securities	92,097	71,358	-	29.1	-
Collaterals and escrow deposits	125,295	174,565	116,419	(28.2)	7.6
Inventories	77,891	72,149	55,334	8.0	40.8
Other receivables	67,322	74,049	67,305	(9.1)	-
NON-CURRENT	9,795,026	9,648,868	9,483,624	1.5	3.3
Long-term assets	2,000,901	1,997,234	2,050,083	0.2	(2.4)
Customers and distributors	68,917	71,632	104,082	(3.8)	(33.8)
Allowance for doubtfull accounts	(19)	(191)	(9,739)	(90.1)	(99.8)
Telecommunications services	2,231	2,827	5,210	(21.1)	(57.2)
CRC transferred to State Government	1,235,013	1,248,554	1,273,517	(1.1)	(3.0)
Taxes and social contributions paid in advance	479,613	458,496	497,792	4.6	(3.7)
Account for compensation of "Portion A"	86,033	51,790	19,230	66.1	347.4
Other regulatory assets	-	5,786	12,176	-	-
Bonds and Securities	5,289	-	-	-	-
Collaterals and escrow deposits	27,069	37,515	20,443	(27.8)	32.4
Judicial Deposits	79,973	109,116	118,931	(26.7)	(32.8)
Other	16,782	11,709	8,441	43.3	98.8
Investments	408,393	404,689	436,178	0.9	(6.4)
Property, plant and equipment	7,255,224	7,120,704	6,877,415	1.9	5.5
Intangible assets	130,508	126,241	119,948	3.4	8.8

TOTAL	13,315,213	13,188,444	12,734,644	1.0	4.6

3.2 Liabilities

					R$'000
LIABILITIES	Jun/09	Mar/09	Jun/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	1,504,939	1,684,825	1,631,408	(10.7)	(7.8)
Loans and financing	143,297	119,238	251,430	20.2	(43.0)
Suppliers	525,932	542,241	409,361	(3.0)	28.5
Taxes and social contributions	394,953	310,755	344,200	27.1	14.7
Interest on own capital and dividends	17,495	248,686	80,267	(93.0)	(78.2)
Accrued payroll costs	151,636	169,468	97,829	(10.5)	55.0
Post-employment benefits	21,194	20,919	17,506	1.3	21.1
Account for compensation of "Portion A"	-	12,977	51,908	-	-
Other regulatory liabilities	16,577	21,071	37,869	(21.3)	(56.2)
Customer charges due	37,142	33,248	36,386	11.7	2.1
Research and development and energy efficiency	97,955	100,262	194,918	(2.3)	(49.7)
Other payables	98,758	105,960	109,734	(6.8)	(10.0)
NON-CURRENT	2,946,055	2,938,620	3,015,566	0.3	(2.3)
Loans and financing	1,524,176	1,538,509	1,677,068	(0.9)	(9.1)
Provision for contingencies	619,870	592,225	532,164	4.7	16.5
Suppliers	203,077	209,352	200,730	(3.0)	1.2
Taxes and social contributions	38,520	27,388	18,195	40.6	111.7
Post-employment benefits	371,934	398,864	479,438	(6.8)	(22.4)
Account for compensation of "Portion A"	13,076	-	11,732	-	11.5
Other regulatory charges	-	3,868	14,510	-	-
Research and development and energy efficiency	95,285	83,943	-	13.5	-
Deferred revenues	74,994	74,994	74,994	-	-
Other payables	5,123	9,477	6,735	(45.9)	(23.9)
MINORITY INTEREST	249,068	239,841	238,474	3.8	4.4
SHAREHOLDERS' EQUITY	8,615,151	8,325,158	7,849,196	3.5	9.8
Share capital	4,460,000	4,460,000	4,460,000	-	-
Capital reserves	838,340	838,340	838,340	-	-
Income reserves	2,754,747	2,754,747	1,937,837	-	42.2
Retained earnings	562,064	272,071	613,019	106.6	(8.3)
TOTAL	13,315,213	13,188,444	12,734,644	1.0	4.6

3.3 Income Statement

							R$'000
INCOME STATEMENT	2Q09	1Q09	2Q08	Var.%	1H09	1H09	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues *	2,139,871	2,077,541	2,020,800	5.9	4,217,412	4,010,379	5.2
Deductions from operating revenues	(783,010)	(720,912)	(666,830)	17.4	(1,503,922)	(1,341,851)	12.1
Net operating revenues	1,356,861	1,356,629	1,353,970	0.2	2,713,490	2,668,528	1.7
Operating costs and expenses	(980,658)	(987,096)	(870,198)	12.7	(1,967,754)	(1,842,120)	6.8
Electricity purchased for resale	(334,842)	(429,340)	(330,704)	1.3	(764,182)	(774,203)	(1.3)
Charges for the use of transmission grid	(141,963)	(122,701)	(75,834)	87.2	(264,664)	(181,601)	45.7
Personnel and Management	(185,534)	(166,727)	(147,360)	25.9	(352,261)	(279,061)	26.2
Pension and healthcare plans	6,308	5,519	(18,880)	-	11,827	(39,285)	-
Material	(18,087)	(13,871)	(14,285)	26.6	(31,958)	(25,931)	23.2
Raw material and supplies for electricity generation	(7,719)	(5,693)	(3,261)	136.7	(13,412)	(8,274)	62.1
Natural gas purchased for resale and supplies	(31,419)	(37,666)	(32,632)	(3.7)	(69,085)	(64,423)	7.2
Third-party services	(76,690)	(66,316)	(70,803)	8.3	(143,006)	(132,614)	7.8
Depreciation and amortization	(98,046)	(98,633)	(105,049)	(6.7)	(196,679)	(209,065)	(5.9)
Provisions and reversals	(41,172)	(9,551)	(32,936)	25.0	(50,723)	(49,723)	2.0
Other operating expenses	(51,494)	(42,117)	(38,454)	33.9	(93,611)	(77,940)	20.1
Result of operations	376,203	369,533	483,772	(22.2)	745,736	826,408	(9.8)
Financial Income (Losses)	61,623	32,538	52,546	17.3	94,161	86,636	8.7
Financial revenues	100,545	87,771	145,014	(30.7)	188,316	251,617	(25.2)
Financial expenses	(38,922)	(55,233)	(92,468)	(57.9)	(94,155)	(164,981)	(42.9)
Equity in results of investees	10,307	11,174	9,779	5.4	21,481	22,029	(2.5)
Operating income (expenses)	448,133	413,245	546,097	(17.9)	861,378	935,073	(7.9)
Income tax and social contribution
Deductions from income	(148,923)	(137,379)	(181,574)	(18.0)	(286,302)	(310,958)	(7.9)
Net income (loss) before minority interest	299,210	275,866	364,523	(17.9)	575,076	624,115	(7.9)
Minority interest	(9,217)	(3,795)	(7,016)	31.4	(13,012)	(11,096)	17.3
Net income (loss)	289,993	272,071	357,507	(18.9)	562,064	613,019	(8.3)
Earning per share	1.06	0.99	1.31	(18.9)	2.05	2.24	(8.3)
EBITDA	474,249	468,166	588,821	(19.5)	942,415	1,035,473	(9.0)

* Operating Revenues breakdown disclosed on page XX

3.4 Cash Flow

Consolidated Cash Flow	1H09	1H08
Cash flow from operating activities
Net income for the period	562,064	613,019
Adjustments for the reconciliation of net income
for the period with cash flow from operating activities:	151,553	86,480
Provision (reversal) for doubtful accounts	10,579	16,137
Depreciation	193,049	203,432
Unrealized monetary and exchange variations, net	21,881	(7,475)
Equity in the results of subsidiaries and investees	(21,481)	(22,029)
Deferred income tax and social contribution	57,875	27,627
Variations in account for compensation of "Portion A", net	(168,156)	(146,582)
Variations in other regulatory assets and liabilities, net	(9,057)	(43,144)
Provisions (reversals) for contingencies	40,144	33,586
Write-off of property, plant, and equipment, net	9,844	7,953
Write-off of intangible assets, net	233	246
Amortization of intangible assets	3,630	5,633
Minority interests	13,012	11,096
Reduction (increase) of assets	58,585	166,115
Increase (reduction) of liabilities	(265,204)	(161,712)
Net cash generated by operating activities	506,998	703,902
Cash flow from investing activities
Collaterals and escrow deposits	3,736	32,127
Acquisition of controlling interest in Dominó - net of acquired cash	-	(108,962)
Additions in other investments	(21)	274
Additions to property, plant, and equipment:	(439,288)	(283,023)
Additions to intangible assets	(16,245)	(1,799)
Customer contributions	34,747	29,503
Disposal of property, plant, and equipment	1,550	5,535
Net cash used by investing activities	(415,521)	(326,345)
Cash flow from financing activities
Loans and financing obtained	30,315	1,463
Amortization of principal amounts of loans and financing	(24,968)	(26,482)
Amortization of principal amounts of debentures	(140,570)	(133,320)
Dividends and interest on capital paid	(238,248)	(172,095)
Net cash used by financing activities	(373,471)	(330,434)
Increase (decrease) in cash and cash equivalents	(281,994)	47,123
Cash and cash equivalents at the beginning of the period	1,813,576	1,540,871
Cash and cash equivalents at the end of the period	1,531,582	1,587,994
Variation in cash and cash equivalents	(281,994)	47,123

4. Financial Statements – Wholly-owned Subsidiaries

4.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	877,596	1,641,707	54,239
Cash in hand	550,296	204,123	30,646
Customers and distributors, net	187,866	783,517	-
Telecommunications services, net	-	-	14,845
Services in progress	13,486	62,529	-
CRC transferred to State of Paraná	-	48,417	-
Taxes and social contributions	8,072	140,310	2,422
Account for compensation of "Portion A"	-	239,074	-
Other regulatory assets	-	35,051	-
Bonds and linked deposits	70,442	31,575	-
Material and supplies	9,381	62,751	5,176
Other	38,053	34,360	1,150
NON-CURRENT	4,139,923	4,045,015	195,759
Long-term assets	104,727	1,727,555	12,289
Customers and distributors, net	-	68,898	-
Telecommunications services	-	-	2,231
CRC transferred to State of Paraná	-	1,235,013	-
Taxes and social contributions paid in advance	89,003	260,860	9,564
Account for compensation of "Portion A"	-	86,033	-
Bonds and linked deposits	-	27,069	-
Judicial deposits	8,554	45,023	494
Other	7,170	4,659	-
Investments	416,429	2,461	-
Property, plant and equipment	3,553,053	2,276,706	182,418
Intangible	65,714	38,293	1,052
TOTAL	5,017,519	5,686,722	249,998

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicações

4.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	338,891	1,058,325	18,045
Loans and financing	55,095	11,566	-
Suppliers	90,650	440,953	6,282
Taxes and social contributions	83,939	260,981	2,455
Dividends payable	26,617	61,100	-
Accrued payroll costs	37,008	104,206	8,214
Post-retirement benefits	5,641	14,587	947
Other regulatory charges	-	16,577	-
Customer charges due	3,791	33,351	-
Electric efficiency and development research	18,402	76,887	-
Other	17,748	38,117	147
NON-CURRENT	765,169	1,360,978	16,817
Loans and financing	213,300	161,414	-
Provision for contingencies	205,473	199,420	1,767
Intercompany receivables	-	622,016	-
Suppliers	225,570	-	-
Taxes and social contributions	-	29,314	-
Pension plan and other post-retirement benefits	106,302	249,854	15,050
Account for compensation of "Portion A"	-	13,076	-
Electric efficiency and development research	9,401	85,884	-
Other	5,123	-	-
SHAREHOLDERS' EQUITY	3,913,459	3,267,419	215,136
Capital stock	3,505,994	2,624,841	194,755
Capital reserves	-	-	-
Income reserves	122,967	417,444	9,169
Accrued income	284,498	225,134	11,212
TOTAL	5,017,519	5,686,722	249,998

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicações

4.3 Income Statement

						R$'000
Income statement	GET		DIS		TEL
	2Q09	Acumulated	2Q09	Acumulated	2Q09	Acumulated
Operating revenues	446,167	896,255	1,629,757	3,206,889	34,733	67,188
Electricity sales to final customers	43,553	83,191	730,835	1,444,968	-	-
Electricity sales to distributors	331,228	675,781	18,685	30,909	-	-
Use of transmission plant	61,151	120,201	862,266	1,695,605	-	-
Telecom revenues	-	-	-	-	34,733	67,188
Other	10,235	17,082	17,971	35,407	-	-
Deductions from operating revenues	(67,614)	(133,176)	(690,378)	(1,323,804)	(5,970)	(11,315)
Net operating revenues	378,553	763,079	939,379	1,883,085	28,763	55,873
Operating costs and expenses	(199,093)	(372,752)	(795,515)	(1,605,000)	(21,398)	(41,237)
Electricity purchase for resale	(18,795)	(42,429)	(390,501)	(860,756)	-	-
Charges for the use of transmission grid	(42,992)	(86,351)	(114,244)	(209,179)	-	-
Payroll	(45,540)	(84,780)	(125,534)	(241,158)	(9,011)	(16,800)
Pension plan	7,007	13,737	(521)	(1,578)	86	175
Material	(4,302)	(6,693)	(13,035)	(23,751)	(526)	(1,100)
Raw material and supplies for generation of electricity	(7,873)	(13,752)	-	-	-	-
Third-party services	(15,062)	(30,835)	(59,911)	(114,684)	(2,986)	(5,114)
Depreciation and amortization	(33,535)	(69,092)	(41,947)	(82,520)	(7,890)	(15,710)
Provisions (reversal) for contigencies	(27,623)	(24,590)	(19,462)	(28,917)	(372)	(1,220)
Other costs and expenses	(10,378)	(27,967)	(30,360)	(42,457)	(699)	(1,468)
Result of operations	179,460	390,327	143,864	278,085	7,365	14,636
Financial Income (losses)	16,162	34,243	44,714	63,731	1,077	2,312
Equity investment	4,247	3,944	-	-	-	-
Operating Income (expenses)	199,869	428,514	188,578	341,816	8,442	16,948
Provision for IRPJ and CSLL	(72,002)	(142,521)	(34,638)	(61,778)	(3,061)	(6,172)
IRPJ and CSLL deferred	5,785	(1,495)	(29,567)	(54,904)	185	436
Net Income (loss)	133,652	284,498	124,373	225,134	5,566	11,212
Ebitda	212,995	459,419	185,811	360,605	15,255	30,346

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicações

5. Energy Sales

Captive Market – COPEL Distribuição

The captive market consumed 9,954.7 GWh, up by 2.5%, mainly due to the following factors:

- increase in the number of customers across all segments;
- growth of 1.6%, 3.8% and 4.4% in average residential, rural and commercial consumption, respectively; and
- greater variations in the temperature in relation to the average.

     The residential segment consumed 2,802.7 GWh, 5.1% up, due to the reduction in the basic interest rate (Selic), resulting in cheaper credit for the acquisition of consumer durables and electronic goods. This segment represented 28.1% of COPEL’s captive market. In June 2009, COPEL supplied power to 2,818,001 residential customers.

     The industrial segment consumed 3,173.3 GWh, 4.0% down, due to the decline in production for exports and the higher comparative base in 2008. This segment represented 31.9% of COPEL’s captive market. In June 2009, COPEL supplied power to 64,957 captive industrial customers.

     The commercial segment consumed 2,110.1 GWh, 6.9% up. As was also the case in the industrial market, the increase was fueled by the stronger demand generated by the amount of credit available at lower interest rates. The commercial segment represented 21.2% of COPEL’s captive market. In June 2009, COPEL supplied power to 296,684 commercial customers.

     The rural segment consumed 877.8 GWh, 6.4% up, representing 8.8% of COPEL’s captive market. In June 2009, COPEL supplied power to 343,826 rural customers.

     Other segments (public agencies, public lighting, public services, and own consumption) consumed 990.7 GWh, 5.1% up. These segments represented 9.9% of COPEL’s captive market. In June 2009, COPEL supplied power to 47,762 customers in these segments.

The following table shows the captive market for each consumption segment:

						GWh
Segment	2Q09	2Q08	Var.%	1H09	1H08	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Residential	1,389	1,321	5.1	2,803	2,667	5.1
Industrial	1,622	1,704	(4.8)	3,173	3,307	(4.1)
Commercial	1,043	972	7.3	2,110	1,973	6.9
Rural	427	396	7.8	878	825	6.4
Other	502	477	5.2	991	942	5.1
Total Captive Customers	4,983	4,870	2.3	9,955	9,714	2.5

COPEL Distribution’s Grid Market – TUSD

     COPEL Distribuição’s grid market, comprising the captive market, concessionaries (other utilities within Paraná) and all free customers within the Company’s concession area, declined 0.2% due to the decrease in power demand from free customers, as the following table shows:

						GWh
	2Q09	2Q08	Var.%	1H09	1H08	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	4,984	4,870	2.3	9,955	9,714	2.5
Concessionaires	134	126	6.3	256	247	3.6
Free Customers	1,177	1,416	(16.9)	1,447	1,720	(15.9)
Grid Market	6,295	6,412	(1.8)	11,658	11,681	(0.2)

* All free customers served by COPEL GET and other suppliers at the COPEL DIS concession area.

COPEL Geração e Transmissão’s Market

     In 2009, there was an increase in the volume of energy sold by COPEL Geração e Transmissão in energy auctions in the regulated market (CCEAR). The product CCEAR 2009 was launched, with average supply volume of 245 average MW for eight years at an average sale price of R$ 109.63/ MWh (June, 2009). This energy comes from the agreements with free customers and bilateral contracts that terminated in 2008.

COPEL’s Consolidated Market

     The following table shows COPEL’s total energy sales through COPEL Geração e Transmissão and COPEL Distribuição:

Segment	2Q09	2Q08	Var. %	1H09	1H08	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	4,984	4,870	2.3	9,955	9,714	2.5
Concessionaires	134	126	6.3	256	247	3.6
Total COPEL DIS	5,118	4,996	2.4	10,211	9,961	2.5
CCEAR (1)	3,633	3,010	20.7	7,312	6,124	19.4
Free Customers	279	290	(3.8)	549	594	(7.6)
Bilateral Agreements	258	827	(68.8)	508	1,763	(71.2)
CCEE	25	1	-	62	28	121.4
Total COPEL GET	4,195	4,128	1.6	8,431	8,509	(0.9)
Total COPEL Consolidated	9,313	9,124	2.1	18,642	18,470	0.9

(1) From the total energy sold in 1H09 and 1H08, 696 GWh and 609 GWh, respectively, were traded by Copel Distribuição Note. Not considering the energy from MRE (Energy Realocation Mechanism)

5.1 Energy Flow

COPEL Consolidated

			GWh
	1H09	1H08	Var.%
Own Generation	5,397	9,036	(40.3)
Purchased energy	15,062	12,890	16.8
Itaipu	2,660	2,716	(2.1)
Auction – CCEAR	7,520	6,920	8.7
Itiquira	451	453	(0.6)
Dona Francisca	320	322	(0.5)
CCEE	204	762	(73.3)
MRE	3,111	996	212.2
Other	797	720	10.7
Total Available Power	20,459	21,926	(6.7)
Energy Market	10,760	10,555	1.9
Retail	9,955	9,714	2.5
Concessionaires	256	247	3.8
Free Customers	549	594	(7.6)
Bilateral Agreements	508	1,763	(71.2)
Auction – CCEAR	7,312	6,124	19.4
CCEE	62	28	124.8
MRE	283	1,649	(82.8)
Losses and differences	1,534	1,807	(15.1)
Basic network losses	456	754	(39.4)
Distribution losses	1,011	992	1.9
CG contract allocation	67	61	10.1

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG) Amounts subject to changes after settlement by CCEE

Energy Flow - COPEL Geração e Transmissão

			GWh
	1H09	1H08	Var. %
Own Generation	5,397	9,036	(40.3)
CCEE	24	312	(92.2)
MRE	3,111	996	212.2
Dona Francisca	320	322	(0.5)
Other	-	-	-
Total Available Power	8,853	10,666	(17.0)
Bilateral Agreements	508	1,763	(71.2)
CCEAR – COPEL Distribuição	696	609	14.3
CCEAR – Other Concessionaires	6,616	5,515	20.0
Free Customers	549	594	(7.6)
CCEE	62	28	124.8
MRE	283	1,649	(82.8)
Losses and differences	139	508	(72.7)

Energy Flow - COPEL Distribuição

			GWh
	1H09	1H08	Var. %
Itaipu	2,660	2,716	(2.1)
CCEAR – COPEL Geração e Transmissão	696	609	14.3
CCEAR – Other Wholesale	6,824	6,311	8.1
CCEE	179	451	(60.2)
Itiquira	451	453	(0.6)
Other	797	720	10.7
Purchased Energy	11,606	11,260	3.1
State Demand	10,211	9,961	2.5
Retail	9,955	9,714	2.5
Wholesale	256	247	3.8
CCEE	-	-	-
Total Sold Energy	10,211	9,961	2.5
Losses and differences	1,396	1,299	7.4
Basic network losses	318	246	29.1
Distribution losses	1,011	992	1.9
CG contract allocation	67	61	10.1

6. Additional Information

6.1 Tariffs

Average Energy Purchased Tariffs

					R$/MWh
Tariff	2Q09	1Q09	2Q08	Var. %	Var. %
	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu*	101.31	116.41	76.05	(13.0)	33.2
Auction – CCEAR 2005 - 2012	68.18	67.39	64.66	1.2	5.4
Auction – CCEAR 2006 - 2013	79.90	78.92	75.72	1.2	5.5
Auction – CCEAR 2007 - 2014	91.02	89.26	85.77	2.0	6.1
Auction – CCEAR 2007 - 2014 (A-1)	113.93	112.56	106.57	1.2	6.9
Auction – CCEAR 2008 - 2015	96.00	94.86	91.00	1.2	5.5
Auction – CCEAR 2008 H30	119.94	118.74	113.66	1.0	5.5
Auction – CCEAR 2008 T15**	148.38	146.60	140.67	1.2	5.5

* Furnas transport charge not included
** Auction average price updated by IPCA

Average Retail Tariffs

					R$/MWh
Tariff	2Q09	1Q09	2Q08	Var. %	Var. %
	(1)	(2)	(3)	(1/2)	(1/3)
Residential	258.03	257.49	252.27	0.2	2.3
Industrial*	187.74	176.79	185.14	6.2	1.4
Commercial	228.13	225.18	227.66	1.3	0.2
Rural	151.24	151.21	149.04	-	1.5
Other	174.41	173.00	173.15	0.8	0.7
TOTAL	210.96	206.34	207.57	2.2	1.6

Without ICMS
* Free customers not included

Average Energy Supply Tariffs

					R$/MWh
Tariff	2Q09	1Q09	2Q08	Var. %	Var. %
	(1)	(2)	(3)	(1/2)	(1/3)
Auction CCEAR 2005 - 2012	68.88	67.62	65.03	1.9	5.9
Auction CCEAR 2006 - 2013	81.33	79.38	76.82	2.5	5.9
Auction CCEAR 2007- 2014	90.53	88.96	85.36	1.8	6.1
Auction CCEAR 2008 - 2015	96.27	94.27	90.88	2.1	5.9
Auction CCEAR 2009 - 2016	109.63	107.96	-	-	-
Wholesale Concessionaires – State of Paraná	125.74	122.26	121.65	2.8	3.4

6.2 Main Operational and Financial Indicators

June 30, 2009

Generation
COPEL Geração e Transmissão (GET) power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds an interest	7 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of COPEL GET	4,550 MW
Installed capacity of COPEL’s Corporate Partnerships (1)	610 MW
Automated and remote-controlled power plants of COPEL GET	15
Automated and remote-controlled power plants of COPEL’s corporate partnerships	3
COPEL GET’s step-up substations	14 (automated and remote-controlled)

Transmission
Transmission lines	1,867 km
Number of substations	31 (100% automated)
Installed substation capacity	10,194 MVA

Distribution (up to 138 kV)
Distribution networks and lines	178,988 km
Number of substations	343
Number of automated substations	341
Installed capacity of substations	9,038 MVA
Number of localities served	1,108
Number of municipalities served	393
Number of captive customers	3,571,230
DEC (outage duration per customer, in hours and hundredths of an hour)	5.29
FEC (outage frequency per customer)	4.81 times

Telecommunication
Optical cable – main ring	5,528 km
Self-sustained optical cable	7,352 km
Number of cities served	200
Number of customers	603

Administration
Number of employees (wholly-owned subsidiaries)	8,527
COPEL Geração e Transmissão	1,622
COPEL Distribuição	6,517
COPEL Telecomunicações	388
Customer per distribution employee	548

Financial
Book Value (per 1,000 shares)	R$ 31.48
EBITDA	R$ 942.4 million
Liquidity (Current Ratio)	2.34

Note:
(1) proportional to the capital stake.

6.3 1H09 Results Conference Call

     Presentation by Rubens Ghilardi, CEO, and Paulo Roberto Trompczynski, CFO, IRO and External Stockholding Officer.

Date:	Friday, August 14, 2009 (Simultaneous translation to English)
Time:	10:00 a.m. (US EST)
Telephone:	(11) 1-646-843-6054
Code:	COPEL

Live webcast of the conference call will be available at www.copel.com/ir

Please connect 15 minutes prior to the call.

Investor Relations - COPEL
ri@copel.com

Telephone:	Fax:
+ 55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will act ually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.